                                                                   EXHIBIT 12(c)

                           BANK OF BOSTON CORPORATION

  COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                     PREFERRED STOCK DIVIDEND REQUIREMENTS
                        (EXCLUDING INTEREST ON DEPOSITS)

  The Corporation's ratios of earnings to combined fixed charges and preferred stock dividend requirements (excluding interest on deposits) for the quarters ended March 31, 1995 and 1994 and for the five years ended December 31, 1994 were as follows:

                           QUARTERS ENDED
                              MARCH 31,                 YEARS ENDED DECEMBER 31,
                          ----------------- ---------------------------------------------------
                            1995     1994      1994      1993      1992      1991       1990
                          -------- -------- ---------- --------  --------  ---------  ---------
                                                (DOLLARS IN THOUSANDS)
Net income (loss).......  $125,344 $ 96,140 $  435,362 $299,026  $278,881  $(113,155) $(468,248)
Extraordinary items, net
 of tax.................              6,535      6,535            (72,968)    (7,758)   (43,649)
Cumulative effect of
 changes in accounting
 principles, net of tax.                                (24,203)
Income tax expense
 (benefit)..............   120,621   81,457    349,414  214,683   152,781    (57,990)     2,579
                          -------- -------- ---------- --------  --------  ---------  ---------
 Pretax earnings (loss).  $245,965 $184,132 $  791,311 $489,506  $358,694  $(178,903) $(509,318)
                          ======== ======== ========== ========  ========  =========  =========
Fixed charges:
 Portion of rental
  expense (net of
  sublease rental
  income) which
  approximates the
  interest factor.......     7,018    6,701     26,713   27,063    28,159     30,370     38,747
Interest on borrowed
 funds..................   245,838  143,299    997,601  377,874   344,908    361,510    592,028
                          -------- -------- ---------- --------  --------  ---------  ---------
 Total fixed charges....  $252,856 $150,000 $1,024,314 $404,937  $373,067  $ 391,880  $ 630,775
Preferred stock dividend
 requirements...........    18,407   16,705     67,053   61,377    33,186     13,255     13,748
                          -------- -------- ---------- --------  --------  ---------  ---------
Total combined fixed
 charges and preferred
 stock dividend
 requirements...........  $271,263 $166,705 $1,091,367 $466,314  $406,253  $ 405,135  $ 644,523
                          ======== ======== ========== ========  ========  =========  =========
Earnings (for ratio
 calculation) (Pretax
 earnings (loss) plus
 total fixed charges)...  $498,821 $334,132 $1,815,625 $894,443  $731,761  $ 212,977  $ 121,457
                          ======== ======== ========== ========  ========  =========  =========
Ratio of earnings to
 combined fixed charges
 and preferred stock
 dividend requirements..      1.84     2.00       1.66     1.92      1.80        .53        .19
                          ======== ======== ========== ========  ========  =========  =========

  For purposes of computing the consolidated ratio of earnings to combined fixed charges and preferred stock dividend requirements "earnings" represent income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (excluding interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Pretax earnings required for preferred stock dividends were computed using tax rates for the applicable year. No tax adjustments were made in loss years.